UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Commission file number: 000-52062

GRACE 2, INC.

(Name of Small Business Issuer in its charter)

Delaware	20-3708500
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

735 Broad Street, Suite 400
Chattanooga, TN 37402

(Address of principal executive offices) (Zip Code)

(423) 265-5062

(Registrant's telephone number, including area code)

With a copy to:

Joseph M. Patricola, Esq.
The Sourlis Law Firm
The Courts of Red Bank
130 Maple Avenue, Suite 9B2
Red Bank, New Jersey 07701
Direct Dial: (732) 618-2843
T: (732) 530-9007
F: (732) 530-9008
JoePatricola@SourlisLaw.com
www.SourlisLaw.com

GRACE 2, INC.

INFORMATION STATEMENT
FILED PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY
OF THE BOARD OF DIRECTORS

GRACE 2, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY GRACE 2, INC. SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Change of Control Transaction

This Information Statement is being furnished to the holders of record as of September 30, 2011 (the “Record Date”) of the outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”), of Grace 2, Inc., a Delaware corporation (“Grace 2” or the “Company”), in connection with the Company’s acquisition of Q Therapeutics, Inc., a Delaware corporation (“Q Therapeutics” or “Q”), in a merger transaction effected pursuant to an Agreement and Plan of Merger (the “Agreement” or “Merger Agreement”) by and amongst the Company, Q Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Q Therapeutics. Pursuant to the Agreement, Merger Sub will merge with and into Q Therapeutics with Q Therapeutics being the surviving corporation (the “Merger”). The consummation of the Merger is subject to the completion and satisfaction of the terms and conditions of the Agreement. Upon the consummation of the Merger, the Company will acquire 100% of Q Therapeutics, upon which Q Therapeutics securityholders shall receive, on a pro rata basis, an aggregate of 22,671,927 shares of Grace 2 Common Stock, which immediately upon the consummation of the Merger shall represent an 89.7% interest in the Company, thereby rendering Q Therapeutics shareholders the majority owners of the Company and Q Therapeutics a wholly owned subsidiary of the Company (Agreement and Plan of Merger and all related agreements are herein collectively referred to as “the Agreements”). All outstanding shares of Q Therapeutics Common Stock and Preferred Stock will be exchanged for shares of Grace 2 Common Stock, and all outstanding options and warrants exercisable for the purchase of shares of Q Therapeutics Common Stock or Preferred Stock will be exchanged for options or warrants to purchase shares of Grace 2 Common Stock. All Q Therapeutics securities will be exchanged at the same rate per share, with such rate of exchange established so that a total of 22,671,927 shares of Grace 2 Common Stock will be issued or reserved in connection with the Merger and related exchange of securities. Based on the number of shares of Q Therapeutics currently outstanding and reserved for issuance on exercise of currently outstanding options and warrants, it is anticipated that the rate of exchange will be approximately 2.1633835 shares of Grace 2 Common Stock for each share of Q Therapeutics Common Stock or Preferred Stock. The transaction described above is hereinafter referred to as the “Merger”. Upon the consummation of the Merger, the Company will conduct all of its operations through Q Therapeutics, which shall be the Company’s wholly owned subsidiary.

The Agreements provide that the Merger shall be consummated approximately, but not earlier than, 10 days after this Schedule 14F-1 is filed with the United States Securities and Exchange Commission (the “SEC”) and distributed to the Grace 2 stockholders of record as of the Record Date, but in any event, on or around October 31, 2011 (the “Closing Date”).

ABOUT GRACE 2, INC.

Grace 2 was incorporated in the State of Delaware on October 27, 2005. Since its inception, the Company has been engaged in organizational efforts and efforts to obtain initial financing. The Company was formed as a “blank check” company as defined in Rule 419(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) to pursue a business combination and has made no efforts to identify a possible business combination. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

On July 7, 2008, Broad Street Ventures, LLC, a limited liability company formed in the State of Colorado (“BSV”) purchased a total of 96,000 shares of the issued and outstanding common stock of the Company, from Getting You There, LLC, which was then the sole shareholder of the Company (“GYT”). At the time of this transaction, the 96,000 shares purchased represented 96% of the shares of outstanding common stock of the Company.

In connection with the July 7, 2008 transaction, the following changes to the Company’s directors and officers occurred:

•	Virginia K. Sourlis resigned as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Sole Director effective July 18, 2008.

•	As of July 18 2008, Douglas Dyer was appointed as the Company’s President and Sole Director.

The Company, based on proposed business activities, is a “blank check” company as defined in Rule 419(a)(2) of the Securities Act. The SEC defines those companies as “any development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Securities Exchange Act of 1934.”

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. The Company’s principal business objective since inception has been to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.

ABOUT Q THERAPEUTICS, INC.

Company Overview

Q Therapeutics is a Salt Lake City, Utah based biopharmaceutical company that is developing human cell-based therapies intended to treat degenerative diseases of the brain and spinal cord, the primary components of the central nervous system (“CNS”). Q Therapeutics was incorporated in the state of Delaware in March, 2002.

The technology upon which these therapies are based was developed by Q’s co-founder Mahendra Rao, M.D., Ph.D., a global leader in glial stem cell biology, during Dr. Rao’s tenure as a Professor at the University of Utah and as Head of the Stem Cell Section at the National Institutes of Health. Q is managed by an experienced team of biotechnology executives with demonstrated start-up success and advised by leaders in the neurology and stem cell therapeutics fields.

Every year, hundreds of thousands of people suffer with debilitating neurodegenerative diseases such as amyotrophic lateral sclerosis (ALS, or Lou Gehrig’s disease), Multiple Sclerosis, transverse myelitis and spinal cord injuries. Traditional drugs tend to fail as long-term treatments of the damages to the CNS caused by these diseases due to the complex nature of these diseases and the nerve damage they inflict. Q Therapeutics is developing a new and nontraditional approach to improve the health of people suffering from neurodegenerative diseases: a human cell based product called Q-Cells®.

Q-Cells® are healthy human glial cells. The job of glial cells in the body is to support and protect neurons, which are the signal transmission lines of the nervous system, by forming an insulating “myelin sheath” around them and providing the necessary growth factors needed to maintain a healthy nervous system. Many neurodegenerative diseases arise when glial cells are damaged or destroyed, causing neurons to malfunction and eventually die. Q-Cells® technology aims to treat neurodegenerative diseases by supplementing the damaged or missing glia in the body with new, healthy cells that can help maintain and/or restore neuron function to a more robust state.

The diseases targeted by Q’s products are not well treated with current drug therapies. At best, patients suffering from these diseases can, in some cases, only hope to slow their inexorable progression and the associated disabilities. A handful of companies are exploring the possibility of harnessing the power of stem cells to treat these conditions, though no clear leader has emerged. In addition to utilizing its proprietary cellular products as therapeutic products, Q may evaluate novel ways to utilize these cells to screen for new drugs (small molecule compounds) that could also provide treatments for neurological diseases.

The Company believes that a worldwide market measured in the tens of billions of dollars exists for those companies whose cell-based treatments become commercial products. Q Therapeutics’ patent protected technology represents an opportunity to build on the recent advancements in the stem cell field and bring to market a therapeutic approach that will change the way medicine is practiced in treating many disabling and fatal conditions of the CNS.

Q Therapeutics is raising capital to complete preparations necessary to move into and initiate human clinical trials, initially treating patients that suffer from the always-fatal amyotrophic lateral sclerosis (ALS, or Lou Gehrig’s disease). Future trials are anticipated in other neurodegenerative diseases, such as Multiple Sclerosis and spinal cord injury.

Q’s Semi-Virtual Business Model

As described below, the Company uses a semi-virtual business model to develop its products. Q believes this type of business model to be capital efficient while allowing it to augment its own expertise and capabilities with those of its development partners at the time that outside resources are needed. Q’s semi-virtual business model includes utilizing third parties for certain functions and outsourced services. For example, Q utilizes outside collaborators and contractors to:
•	Leverage its research and development resources by forming collaborations with outside scientists specialized in our areas of interest
•	Contract GLP and GMP manufacturing to facilities specialized in such production
•	Utilize experienced regulatory consultants to work with FDA
•	Contract safety/toxicology studies to qualified GLP labs
•	Conduct the clinical trials with physicians and institutions with relevant experience
•	Enter into pharmaceutical company collaborations to maximize product sales

Cell-Based Therapeutic Approach to Treatment of Degenerative Conditions of the Central Nervous System

Q Therapeutics was founded in 2002 to further the development and commercialization of the pioneering work of Mahendra Rao, M.D., Ph.D., conducted at the University of Utah (Utah) and National Institutes of Health (NIH). Dr. Rao, a global leader in the development of stem cells as therapeutics, was one of the first to identify and seek patent coverage on stem cells and their progeny cells found in the CNS. After licensing Dr. Rao’s technology from Utah / NIH and raising capital, Q commenced operations in the spring of 2004 to develop cell based therapeutic products that can be sold as “off-the-shelf” pharmaceuticals. That work continues to advance Dr. Rao’s initial findings toward a commercial product.

Objectives of Company

Q Therapeutics aims to change the way medicine is practiced in the treatment of many debilitating and often fatal diseases of the brain and spinal cord. Q intends to bring its initial product, Q-Cells® to the market to treat Lou Gehrig’s disease, and eventually other indications, potentially including Multiple Sclerosis, spinal cord injury, Parkinson’s and Alzheimer’s diseases.

Initially, Q is targeting orphan diseases, where the Food and Drug Administration (FDA) allows applying for fast track approvals and market exclusivity, and for which smaller, less expensive clinical trials are often warranted. This approach can result in accelerated commercialization efforts while maintaining a financing approach focused on capital efficiency.

Q’s Approach to the Problem

Q Therapeutics believes it has taken a novel path to developing treatments for debilitating and sometimes fatal diseases of the CNS for which there are currently no long-term effective treatments. Traditional drugs have seen little success as long-term treatments for many neurodegenerative diseases, primarily due to the complex nature of those diseases and the difficulty of replacing damaged nerve cells, or neurons.

The majority of cells in the brain and spinal cord are glial cells that serve to support the health of the neurons. Without healthy and properly functioning glial cells, neurons cannot function properly and will eventually die. In many neurodegenerative diseases, damage to glial cells causes or accelerates loss of function and death of neurons. Q’s approach takes advantage of the normal support and repair mechanisms present in the healthy nervous system whereby supplementation of damaged glial cells with healthy glial cells in patients suffering from neurodegenerative diseases is intended to enable the return to healthy neuron function and/or prevent additional degeneration, thereby ameliorating the negative effects of the disease.

Legal Proceedings of Parties to the Merger

Grace 2, Inc.

None.

Q Acquisition, Inc.

None.

Q Therapeutics, Inc.

None.

Proposed Members to the Board of Directors

Pursuant to the Agreement, the following persons will be appointed as members of the Board (the “Proposed Directors”) to serve upon the consummation of the Merger:

Name	Position Held with Q Therapeutics	Age	Year First Employed or Retained by Q Therapeutics
Deborah A. Eppstein, Ph.D.	President, Chief Executive Officer and Director	62	2006
Dinesh Patel, Ph.D.	Chairman of the Board of Directors	61	2004
Peter Barton Hutt	Director	76	2002
Joydeep Goswami, Ph.D., M.B.A.	Director	40	2008
Linda F. Powers	Director	55	2004

Because the appointments of the Proposed Directors will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders of record as of the Record Date in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

Securities of the Company

The authorized capital stock of the Company consists of: 100,000,000 shares of Common Stock, par value $0.0001 per share, of which 2,600,000 shares are issued outstanding as of the Record Date, and 10,000,000 shares of Preferred Stock, none of which are issued and outstanding.

Common Stock

As of the Record Date, there were 2,600,000 shares of Common Stock, par value $0.0001 per share, issued and outstanding. Pursuant to our Certificate of Incorporation, Bylaws and Delaware corporate statutes, the holders of our Common Stock are entitled to one vote per share of Common Stock held and have equal rights to receive dividends when, and if, declared by our Board of Directors, out of funds legally available therefore, subject to the preference of any holders of Preferred Stock. In the event of liquidation, holders of Common Stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of Common Stock are not redeemable and have no preemptive or similar rights.

Preferred Stock

We are authorized to issue 10,000,000 shares, par value $0.0001 per share, of Preferred Stock, and to date, no shares of Preferred Stock are outstanding. Pursuant to our Certificate of Incorporation, Bylaws and Delaware corporate statutes, the Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of our assets in the event of our liquidation, dissolution, or winding-up, whether voluntarily or involuntarily, or in the event of any other distribution of our assets of among the shareholders for the purpose of winding-up our affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

Pre-Merger

The following table sets forth certain information, as of the Record Date with respect to any person (including any “group,” as that term is used in Section 13(d)(3) of the Exchange Act who is known us to be the beneficial owner of more than five percent (5%) of any class of our voting securities, and as to those shares of our equity securities beneficially owned by each of our directors, our executive officers and all of our directors and executive officers and all of our directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the address for each person is c/o Grace 2, Inc., 735 Broad Street, Suite 400, Chattanooga, TN 37402. As of the Record Date, there were 2,600,000 shares of Common Stock issued and outstanding.

Name of Beneficial Owner	Class of Voting Stock	Number of Shares of Voting Stock Beneficially Owned	Percentage of Class (1)

Douglas A. Dyer and James H. Brennan, III (2)	Common Stock	302,447	11.6%
Christmas Cove Corp., Inc.	Common Stock	500,000	19.2%
Lanterns, LLC	Common Stock	450,000	17.3%
Fremont Street Partners, LLC	Common Stock	550,000	21.2%

All Officers & Directors As a Group (1 Persons)	Common Stock	151,224	5.8%

(1)	Based on 2,600,000 shares of Common Stock issued and outstanding as of September 30, 2011.
(2)
The shareholder of record to these securities is Broad Street Ventures, LLC, a Tennessee limited liability company (“BSV”). Messrs. Dyer and Brennan are the principal owners and managing members of BSV, and therefore are deemed to beneficially own these 302,447 shares of Grace 2 common stock, approximately 11.6% of the current issued and outstanding. These shares are jointly and beneficially held by Messrs. Dyer and Brennan.

Post-Merger

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Merger by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares that a stockholder has the power to vote or the power to transfer, and stock options and other rights to acquire common stock that are exercisable currently or become exercisable within 60 days. Unless otherwise indicated, the address for each person is c/o Grace 2, Inc./Q Therapeutics, Inc., 615 Arapeen Drive, Suite 102, Salt Lake City, UT 84108. We anticipate that upon consummation of the Merger, there will be approximately 19,837,941 shares of Common Stock issued and outstanding. In addition to the shares listed above, in connection with the Merger, existing warrant holders of Q will exchange all of their Q warrants for warrants to acquire approximately 2,048,388 shares of Grace 2 Common Stock and option holders of Q will exchange all of their Q options for options to acquire approximately 3,385,598 shares of Grace 2 Common Stock. Please be advised that the following figures are provided only as estimation, based upon certain assumptions we have made in anticipation of the Merger.

The following information is presented on a forward-looking basis assuming the consummation of the Merger.

Name of Beneficial Owner	Class of Voting Stock	Number of Shares of Voting Stock Beneficially Owned (1)		Percentage of Class (1)
Deborah A. Eppstein, Ph.D., President, CEO and Director	Common Stock	1,998,434	(2)	9.5%
Steven J. Borst, Vice President of Finance and Corporate Development	Common Stock	1,306,772	(3)	6.3%
Dinesh C. Patel, Ph.D., Chairman of the Board of Directors, Managing Director, vSpring Capital, 2795 East Cottonwood Parkway, Salt Lake City, UT 84121	Common Stock	7,243,123	(4)	35.2%
Peter Barton Hutt, Director, Senior Counsel, Covington & Burling, 1201 Pennsylvania Ave., Washington, DC 20004	Common Stock	129,803	(5)	0.7%
Joydeep Goswami, Ph.D., M.B.A., President of Life Technologies –Japan, c/o Life Technologies 5791 Van Allen Way,Carlsbad, California 92008	Common Stock	2,445,564	(6)	12.3%
Linda F. Powers, Director, Managing Director, Toucan Capital, 7600 Wisconsin Ave., 7th Floor, Bethesda, MD 20814	Common Stock	1,497,496	(7)	7.5%
Dennis B. Farrar, Co-Founder and Board Observer	Common Stock	1,101,571	(8)	5.5%
Cam Gallagher, Nerveda, Inc., 3888 Quarter Mile Drive, San Diego, CA 92130	Common Stock	1,081,692	(9)	5.4%
Directors and Officers as a group (6 persons)	Common Stock	14,621,192		64.2%

(1)
Based on 19,837,941 shares of Common Stock issued and outstanding as of September 30, 2011, post Merger, and any shares of Common Stock that the beneficial owner has the right to acquire within 60 days. Any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(2)	Includes options to acquire 1,297,372 shares of Common Stock.
(3)	Includes options to acquire 743,986 shares of Common Stock and warrants to acquire 10,000 shares of Common Stock.
(4)
Includes 43,268 shares of Common Stock owned by Dr. Patel personally. The remaining shares, which include warrants to acquire 712,277 shares of Common Stock, are owned by vSpring Capital, Dr. Patel’s employer.

(5)	Includes options to acquire 129,803 shares of Common Stock.
(6)	Shares are owned by Life Technologies, Inc., Dr. Goswami’s employer.
(7)	Shares are owned by Toucan Capital, Ms. Powers’ employer, and include warrants to acquire 96,580 shares of Common Stock.
(8)	Includes options to acquire 43,268 shares of Common Stock.
(9)	Shares are owned by Nerveda, Inc., Mr. Gallagher’s employer. Includes warrants to acquire 141,089 shares of Common Stock.

Directors and Executive Officers

PRE-MERGER DIRECTORS AND EXECUTIVE OFFICERS OF GRACE 2

Name	Age	Currently Position with Grace 2
Douglas A. Dyer	52	President and Sole Director

Business Experience

Douglas A. Dyer, Director and President. Mr. Dyer has been a founder and owner of Broad Street Ventures, LLC, an investment banking and venture capital firm which invests in businesses and assists businesses with locating sources of debt and equity financing. Prior to joining Broad Street, Mr. Dyer was a licensed representative, holding a Series 7 license, with several securities firms, including First Allied Securities, Inc. (1994-1996); Keogler Morgan, Inc. (1992-1994); Mid Atlantic Securities, Inc. (1991-1992); and Raymond James and Associates, Inc. (1986-1991).Mr. Dyer has a Bachelor of Science degree in Finance from the University of Tennessee at Chattanooga.

Significant Employees

None aside from the above-mentioned Officers and Directors.

POST-MERGER DIRECTORS AND EXECUTIVE OFFICERS OF GRACE 2

As contemplated by the Agreements, upon consummation of the Merger, the current Board of Directors of Grace 2 shall appoint Messrs. Patel, Hutt, Goswami and Mss. Eppstein and Powers as members of the Grace 2 Board of Directors, with Mr. Patel serving as the Chairman. At that time, the Board of Directors will then appoint Ms. Eppstein as the President and Chief Executive Officer of Grace 2, and Mr. Borst as the Vice President of Finance and Corporate Development of Grace 2. The change in the Board membership composition for the Company will become effective approximately, but not earlier than ten days following the filing of this Information Statement with the SEC and distribution of this Information Statement to Grace 2’s stockholders as of the Record Date.

The new members of the Board of Directors of Grace 2 will hold office for a period of one year or until his successor is elected and qualified. The officers of Grace 2 are appointed by our Board of Directors and hold office until their death, resignation or removal from office. The contemplated post-Merger composition of Grace 2’s directors and executive officers, their ages, positions held, are as follows:

Name	Age	Contemplated Post-Merger Composition of Grace 2 Directors and Officers

Deborah A. Eppstein, Ph.D.	62	President, Chief Executive Officer and Director
Steven J. Borst, M.B.A.,	54	Vice President of Finance and Corporate Development
Dinesh C. Patel, Ph.D.	61	Chairman of the Board of Directors
Peter Barton Hutt	76	Director
Joydeep Goswami, Ph.D., M.B.A.	40	Director
Linda F. Powers	55	Director

Business Experience of New Appointees

Deborah A. Eppstein, Ph.D., is President, CEO and a Member of the Board of Directors. Dr. Eppstein has more than 30 years of experience in the pharmaceutical and biotech industries, with the latter 18 on the entrepreneurial side. She was the founding CEO of Altea Therapeutics, a venture-backed company developing novel patch products for pain and diabetes, and for other macromolecular drugs. Previously, she was Vice President of Corporate Development at TheraTech, where she was involved with the IPO, partnering, achieving profitability and subsequent sale of the company. Earlier she was Director of Corporate Development and Department Head of biochemistry, virology and tumor biology at Syntex (now Roche). Dr. Eppstein received a B.A. from Grinnell, a Ph.D. in biochemistry from the University of Arkansas, and she conducted research in virology and cell biology as an NIH postdoctoral fellow at the University of California, Santa Barbara. Dr. Eppstein has received the Women’s Technology Leadership and Businesswoman of the Year awards in Salt Lake City.

Steven J. Borst, M.B.A., is Vice President of Finance and Corporate Development. Mr. Borst has both an operational and venture capital background, most recently as a founder and Managing Director of UpStart Ventures Management, an early-stage healthcare fund in Salt Lake City. He has also co-founded five Salt Lake biotech companies. Mr. Borst was previously associated with two Chicago-based venture funds and served in senior management positions with two venture-backed healthcare portfolio companies. Mr. Borst holds a B.S. degree in Industrial Engineering from the University of Michigan and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

Board of Directors

In addition to Dr. Eppstein, the Q Board of Directors is composed of:

Dinesh C. Patel, Ph.D., serves as Chairman of the Company’s Board of Directors. Dr. Patel is a Managing Director and Founding Partner of vSpring Capital, an early-stage venture capital fund with over $400 million under management (2000 to present). From 1985-1999, Dr. Patel served as co-founder, Chairman, President and CEO of TheraTech, Inc., a Salt Lake City, Utah based company that has been a pioneer in the development and manufacturing of innovative drug delivery products. TheraTech went public in 1992, became profitable in 1997, and in 1999 was acquired for approximately $350 million by Watson Pharmaceuticals.

Dr. Patel has been the recipient of numerous awards including; Honorary Doctor of Business Degree, University of Utah (2008), the 2006 Utah Technology Council Hall of Fame, 2006 Pathfinder Award-Edison Showcase University of Utah, 2006 Ellis Island Medal of Honor, Utah Asian Chamber of Commerce Outstanding Business Award, US Small Business Administration’s Business Achiever Award, Scientific and Technology Award (State of Utah), Entrepreneur of the Year Award (Mountain West Venture Group) and Scientific and Technology Development Pioneer of Progress Award. Dr. Patel served as co-chair of Governor Huntsman’s transition team and is currently on the board of the Utah Policy Partnership (UPP), the board of the Utah Symphony & Opera, the Chairman of the USTAR Governing Authority board and sits on the Utah Technology Council executive committee. Dr. Patel received his undergraduate degree from India and his doctorate degree from the University of Michigan.

Peter Barton Hutt, Director, has been a partner of the Washington, D.C.-based law firm of Covington & Burling, specializing in food and drug law, since 1968, except for the period from 1971 to 1975 when he served as Chief Counsel of the FDA. He received a B.A., magna cum laude, from Yale University, a L.L.B. from Harvard Law School and a L.L.M. from New York University. Mr. Hutt has served on the boards of several publicly-traded biotechnology companies and is a member of the Institute of Medicine, National Academy of Sciences. Mr. Hutt has received numerous honors, including being named by the National Law Journal as one of the 40 best health care lawyers in the United States.

Joydeep Goswami, Ph.D., MBA, is currently the President of Life Technologies Japan, and leads the Japan business for all of Life Technologies products and services. Previously, Joydeep was the Vice President/ General Manager of Primary and Stem Systems Group at Life Technologies. Before joining Invitrogen, Joydeep spent 5 years with McKinsey & Co., during which he served major clients pharmaceutical, medical products, chemical, and technology industries in the U.S., Europe, Asia and Latin America on strategic and operational issues in the areas of Research & Development, Market Strategy, and Licensing strategy. Joydeep holds a Ph.D. and M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an MBA from MIT Sloan School of Management.

Linda F. Powers, Director, is a Managing Director and co-founder of Toucan Capital LLC, a Bethesda, MD venture fund that invested in Q’s Series A-2 round. She has more than 10 years’ experience in seed and early-stage venture investing, and more than 18 years’ background in corporate finance and restructuring, mergers and acquisitions, joint ventures and intellectual property licensing. Ms. Powers holds an A.B. degree in economics from Princeton University, magna cum laude and Phi Beta Kappa, as well as a J.D. degree, magna cum laude, from Harvard Law School.

Scientific Advisors & Consultants

Ian D. Duncan, BVMS, Ph.D., is a Professor in the Department of Medical Sciences at the University of Wisconsin. He is a leading research authority on myelin repair by cell transplantation using stem cells, with Multiple Sclerosis as a main interest. Dr. Duncan has also done extensive studies of leukodystrophies with stem cells. He received degrees in veterinary medicine and a Ph.D. from Glasgow University in Scotland. Dr. Duncan collaborates with Q in running animal studies in inflammatory demyelinating diseases such as MS.

Douglas Kerr, M.D., Ph.D., is Medical Director, Neurology Research and Development at Biogen-Idec where he oversees late stage neurodegenerative programs, focusing on motor neuron disorders ALS and SMA. Dr. Kerr is an expert in autoimmune neurodegenerative diseases such as Multiple Sclerosis and Transverse Myelitis. Dr. Kerr previously established the world-leading Transverse Myelitis center at Johns Hopkins Medical School.

Nicholas J. Maragakis, M.D., is Associate Professor of Neurology at Johns Hopkins University.  Dr. Maragakis treats patients with a variety of neuromuscular disorders, with an emphasis on patients with motor neuron diseases, such as Amyotrophic Lateral Sclerosis. This expertise is coordinated with the ALS clinic at Johns Hopkins, a multidisciplinary clinic. In addition to his clinical practice, Dr. Maragakis’ laboratory studies the role of astrocytes (the supporting cells of the brain and spinal cord) in causing and propagating neurological diseases, such as ALS. Q is conducting animal studies with Dr. Maragakis in models of ALS. Dr. Maragakis will be the PI for the Phase 1/2a clinical trial in ALS.

Thomas N. Parks, Ph.D., is Vice President of Research at the University of Utah School of Medicine, as well as Professor and Executive Director of the Brain Institute. He was a co-founder of NPS Pharmaceuticals, Inc. Dr. Parks received a B.S. in Biology from University of California, Irvine, and a Ph.D. in Psychobiology from Yale University.

Regulatory Consultants

The Company has engaged several experienced FDA consultants to advise on preclinical studies, clinical protocol development and assist in preparation of an IND application. They include:

•
Andra Miller, Ph.D. of The Biologics Consulting Group is a regulatory CMC specialist for cell therapy products since 2000. She previously spent 7 years at the CBER division of the FDA as an expert microbiologist for cell and gene therapy products.

•	Joy A. Cavagnaro, Ph.D. of Access Bio was Senior Pharmacologist at the CBER division of the FDA and was responsible for preclinical development and safety assessment of biological projects.

Involvement in Certain Legal Proceedings

None of our current executive officers, directors or proposed post-Merger executive officers, directors or named consultants has, during the past five years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)
Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships

None.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Certain Relationships and Related Transactions

The Company utilizes the office space and equipment of its majority shareholder at no cost. Management estimates such amounts to be immaterial.

As of May 31, 2009, the majority shareholder advanced the Company $16,075 for working capital purposes. The advances are not documented and do not bear any specific repayment terms.

As of May 31, 2008, the former sole shareholder of the Company advanced the Company $9,694 for working capital purposes. These advances were classified as capital contributions and reflected as such in additional paid in capital.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Director Independence

Our determination of independence of our directors is made using the definition of “independent director” contained under NASDAQ Marketplace Rule 4200(a)(15), even though such definitions do not currently apply to us because we are not listed on NASDAQ. Douglas Dyer is not an independent director pursuant to this Rule.

Compensation

Officer Compensation

During the fiscal years ended May 31, 2010 and 2009, no compensation has been paid to the Company’s executive officers nor is any compensation owed them for services rendered.

Director Compensation

We do not currently pay any cash fees to our directors, but we pay directors’ expenses in attending board meetings. During the period October 27, 2005 (inception) to the present, no director expenses were incurred.

Employment Agreements

The Company is not a party to any employment agreements.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

GRACE 2, INC.

Dated: September 30, 2011	By:	/s/ DOUGLAS A. DYER
Douglas A. Dyer
President and Director
(Principal Executive Officer
and Principal Financial/ Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DOUGLAS A. DYER	President and Director	September 30, 2011
Douglas A. Dyer	(Principal Executive and Financial/Accounting Officer)